Exhibit 99.4

CONSENT

I, Charles D. Drucker, hereby consent to being named in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by Fidelity National Information Services, Inc. (including any amendments to such registration statement) in connection with the Agreement and Plan of Merger, dated as of March 17, 2019, by and among Fidelity National Information Services, Inc., Wrangler Merger Sub, Inc. and Worldpay, Inc., as a person who will become a director of Fidelity National Information Services, Inc. and to the filing of this consent as an exhibit to the registration statement.

Date: April 12, 2019

/s/ Charles D. Drucker
Name: Charles D. Drucker